FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG BANK LIMITED
2009 INTERIM RESULTS - HIGHLIGHTS

  Operating profit down 26.0 per cent to HK$6,740 million (HK$9,112 million for the first half of 2008; up 46.1 per cent compared with HK$4,613 million for the second half of 2008).
  Operating profit excluding loan impairment charges and other credit risk provisions down 20.8 per cent to HK$7,361 million (HK$9,300 million for the first half of 2008; up 2.2 per cent when compared with HK$7,201 million for the second half of 2008).
  Profit before tax down 27.7 per cent to HK$7,618 million (HK$10,530 million for the first half of 2008; up 42.4 per cent compared with HK$5,348 million for the second half of 2008).
  Attributable profit down 28.8 per cent to HK$6,451 million (HK$9,064 million for the first half of 2008; up 28.1 per cent compared with HK$5,035 million for the second half of 2008).
  Return on average shareholders' funds of 25.1 per cent (32.8 per cent for the first half of 2008; 18.7 per cent for the second half of 2008).
  Assets up 3.7 per cent to HK$790.1 billion (HK$762.2 billion at 31 December 2008).
  Earnings per share down 28.9 per cent to HK$3.37 per share (HK$4.74 per share for the first half of 2008).
  Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2009 (HK$2.20 per share for the first half of 2008).

  Capital adequacy ratio^ of 16.6 per cent (12.5 per cent at 31 December 2008); core capital ratio of 13.1 per cent (9.5 per cent at 31 December 2008).
  Cost efficiency ratio of 30.4 per cent (26.3 per cent for the first half of 2008).

^

The capital adequacy and core capital ratios at 30 June 2009 were calculated in accordance with Basel II - advanced internal ratings-based approach which became effective on 1 January 2009, while those at 31 December 2008 were calculated in accordance with Basel II - foundation internal ratings-based approach.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of
China
 has been referred to as '
Hong Kong
'.

Comment by Raymond Ch'ien, Chairman

Against the backdrop of the global economic crisis, Hang Seng's key financial indicators for the first half of 2009 are generally down compared with the same period last year, but have improved substantially against the second half of 2008. This highlights the success of our actions to maintain broad-based business momentum in these challenging economic times.

We have been well-served by our continued emphasis on the long-held values behind Hang Seng's trusted brand - including financial prudence, long-term partnerships and professionalism. These operating principles have helped us deepen existing customer relationships and establish new ones. Customers continue to rely on Hang Seng to help them manage their financial needs, rewarding us with their loyalty and trust.

With strong roots in our local communities, we are working hard with customers to tackle today's economic challenges, to capitalise on opportunities for sustainable growth and to support economic recovery.

We are an active player in the
Hong Kong
 government's efforts to aid the business sector and promote economic activity. In the tight credit environment, we are assisting customers by extending loans under government-backed schemes aimed at small and medium-sized enterprises.

We continue to work to join up our Commercial Banking teams in Hong Kong and mainland
China
 as well as to introduce new initiatives such as our cross-border renminbi settlement services. In doing so, we are contributing to the infrastructure that facilitates trade activity and enhances
Hong Kong
's status as a leading international centre for finance and commerce.

We remain focused on increasing value for shareholders through careful risk management and cost control while investing in our business for future growth.

Financial Performance

Operating profit excluding loan impairment charges and other credit risk provisions was HK$7,361 million, down 20.8 per cent on the first half of 2008 but up 2.2 per cent on the second half. At HK$
6,740 million
, operating profit fell by

26.0 per cent compared with a year earlier, but increased by 46.1 per cent compared with the second half of last year, reflecting the improvement in loan impairment charges and other credit risk provisions.

Profit before tax recorded a decline of 27.7 per cent compared with a year earlier to HK$7,618 million, but was up 42.4 per cent on the second half of last year.

Profit attributable to shareholders was HK$6,451 million - a 28.8 per cent decline on the first half of 2008 but a 28.1 per cent increase on the second half. At HK$3.37, earnings per share were down HK$1.37, or 28.9 per cent, on the same time last year.

Net operating income before loan impairment charges and other credit risk provisions fell by 16.2 per cent to HK$10,576 million. Further emphasis on cost control saw us achieve a 3.2 per cent reduction in operating expenses to HK$3,215 million. Our cost efficiency ratio was 30.4 per cent.

Return on average shareholders' funds was 25.1 per cent, compared with 32.8 per cent and 18.7 per cent for the first and second halves of 2008 respectively. Return on average total assets was 1.7 per cent - down 0.7 percentage points compared with the first half of last year but up 0.4 percentage points on the second half.

On 30 June 2009, our capital adequacy ratio and core capital ratio were 16.6 per cent and 13.1 per cent respectively, as calculated using the 'advanced internal ratings-based approach' under Basel II, compared with 12.5 per cent and 9.5 per cent as calculated using the 'foundation internal ratings-based approach' under Basel II at the end of last year. The strengthening of these ratios largely reflects profit growth after accounting for dividends in the first half of the year, the improvement in the available-for-sale debt securities reserve due to the narrowing of credit spreads and a change in calculation methodology.

The Directors have declared a second interim dividend of HK$1.10 per share, payable on 2 September 2009. This brings the total distribution for the first half of 2009 to HK$2.20 per share, the same as in the first half of last year.

Outlook

Following the implementation of large-scale fiscal and monetary stimulus programmes in many major economies, there are some early signs that the pace of global economic contraction has begun to moderate. However, operating conditions will remain challenging on the road to worldwide recovery.

The mainland economy has shown itself to be more resilient than most. Demand for exports has declined sharply, but comprehensive government efforts to promote economic activity have helped support continued domestic consumption.

As a highly open economy,
Hong Kong
 has seen contraction in both export and domestic sectors. Action by the government is offering important assistance to businesses, but given the city's significant dependence on external demand, economic recovery among its major trading partners will be a crucial factor in regaining growth momentum.

Hang Seng's solid financial fundamentals and strong brand will remain important stabilising forces in uncertain market conditions.

We will continue to uphold our core principles and further enhance our relationships with customers and other stakeholders as we work to achieve long-term growth.

Review by Margaret Leung, Vice-Chairman and Chief Executive

Hang Seng's well-respected brand, premium service, and prudent approach to business helped differentiate us from our peers in the challenging operating conditions experienced during the first half of 2009. Supported by our diverse portfolio of products, we adapted to the changing needs of customers - maintaining a strong position and achieving increased market share in both loans and deposits compared with the end of last year.

While working to protect our business against the effects of the global economic turbulence, we remained committed to developing wealth management, Commercial Banking and mainland
China
 business as key drivers of long-term growth.

In the uncertain investment environment, we provided customers with yield enhancement opportunities through more defensive products. Our wide range of insurance solutions helped us increase our
Hong Kong
 market share for life insurance (in terms of new business) to 16.3 per cent during the first quarter of the year. We strengthened wealth management growth prospects by expanding product offerings for commercial customers and on the Mainland.

Our cross-border Commercial Banking services and offering of government-guaranteed SME loans provided valuable support to new and existing customers in the difficult economic conditions.

In the changing credit conditions, Corporate Banking improved loan pricing, underpinning solid growth in net interest income.

Treasury moved forward with its strategy for enhancing the quality and performance of the balance sheet management portfolio and capitalised on increased customer interest in foreign exchange-linked investments.

Assisted by close collaboration between colleagues in Hong Kong and on the Mainland, Hang Seng Bank (
China
) Limited further enhanced service delivery and widened its product range. This helped drive a 45 per cent increase in the customer base compared with a year earlier.

Customer Groups

Personal Financial Services recorded a 34.4 per cent decline in profit before tax to HK$3,467 million, due mainly to the substantial fall in wealth management income compared with the same period last year in the adverse investment environment. Operating profit excluding loan impairment charges was down 30.4 per cent at HK$3,579 million. However, profit before tax and operating profit excluding loan impairment charges were up by 10.9 per cent and 7.6 per cent respectively compared with the second half of 2008.

Wealth management income was HK$2,176 million - down 31.7 per cent on the first half of last year, but up 35.8 per cent compared with the second half.

Our new Securities Select Customer Trading Centre capitalised on rising investor interest in securities during the second quarter and we achieved growth in the securities account base and market share. Income from securities broking and related services fell by 15 per cent but grew by 25.4 per cent compared with the first and second halves of 2008 respectively. We achieved record turnover in sales of foreign exchange-linked investment deposits.

Overall, investment-related income was up 3.3 per cent on the second half of last year, but down 52.7 per cent on the first half, due mainly to the significantly lower level of investor transactions. Private Banking was also affected by poor investment sentiment, with income down by 70.5 per cent.

Supported by our comprehensive range of life insurance products, we achieved a 12.7 per cent rise in policies in force and a 19.1 per cent increase in total annualised premiums to HK$13.0 billion. Life insurance income grew by 20.4 per cent compared with the first half of 2008 and 110.6 per cent compared with the second half.

Despite narrowing spreads on deposits and mortgage loans, net interest income declined only slightly by 6.5 per cent to HK$4,015 million, due to our successful strategy to improve investment returns on the life insurance portfolio.

A series of customer acquisition and card utilisation campaigns helped us expand our credit card business and we gained market share in terms of the card base, spending and receivables. In competitive conditions, we leveraged our online services to maintain a strong position in mortgage lending, ranking first for equitable mortgages and second for residential mortgages in Hong Kong during the first quarter of the year.

Commercial Banking's operating profit excluding loan impairment charges was HK$951 million - down 22 per cent and 16.2 per cent on the first and second halves of last year respectively. Total operating income was down 12.9 per cent, due largely to an 18.5 per cent drop in net interest income.

Average customer deposits grew by 3.1 per cent, but margin compression in the near-zero interest rate environment led to a 48.7 per cent decline in related net interest income. Reduced international trade flows resulted in a 4.9 per cent drop in average customer advances and a 23.4 per cent fall in trade finance. The repricing of loans to reflect prevailing credit conditions underpinned a 16.9 per cent increase in net interest income from advances.

Commercial Banking's non-interest income fell by a modest 5.4 per cent. We focused on structured deposits to serve customers looking for lower-risk yield enhancement. A strengthened product suite and coordinated marketing efforts drove the 230.3 per cent increase in corporate life insurance income. Corporate wealth management business contributed 12.9 per cent to Commercial Banking's total operating income, up from 10.4 per cent in 2008.

We continued to assist SMEs dealing with tough operating conditions. Since late 2008, we have approved over 3,400 government-guaranteed SME loans - totalling more than HK$10 billion.

Commercial Banking's profit before tax was down 36.6 per cent at HK$1,080 million, due mainly to higher loan impairment charges in the difficult economic environment. With continued vigilance in risk management, asset quality overall remained within our expectations. Much improved market conditions in the first half of this year led to a 66.4 per cent reduction in loan impairment charges compared with the second half of 2008, reflected in the 40.8 per cent increase in profit before tax compared with the second half of last year.

Corporate Banking recorded an operating profit excluding loan impairment charges of HK$517 million - a 41.6 per cent increase compared with the first half of 2008 and a 14.9 per cent increase compared with the second half. At HK$449 million, profit before tax was up 23.0 per cent and 60.4 per cent compared with the first and second halves of last year respectively.

Total operating income grew by 31.4 per cent, driven largely by the 31.9 per cent increase in net interest income. Supported by a strong balance sheet and liquidity, we continued to provide customers with new and renewed facilities while adjusting pricing in line with the credit environment, achieving a 66.2 per cent rise in net interest income from advances. Net interest income from deposits was down 34.5 per cent, with the increase in low-cost current and savings account deposits only partly offsetting the fall in time deposits.

Treasury's operating profit excluding credit risk provisions grew by 6.2 per cent to HK$1,804 million. Compared with the second half of last year, operating profit excluding credit risk provisions increased by 34.7 per cent. We continued with our prudent risk management strategy - striving for stable revenue growth through investment in selected high-quality negotiable instruments.

In challenging market conditions, we maintained the momentum of customer-driven Treasury business by focusing on the increased demand for foreign exchange-linked products.

Treasury's profit before tax grew by 1.7 per cent to HK$2,017 million.

Mainland Business

As at 30 June 2009, Hang Seng
China
's network stood at 34 outlets across 11 cities.

Significant growth in the customer base - driven by the further development of wealth management offerings and growing Commercial Banking capabilities - helped support an increase in net interest income, with total operating income rising by 19.9 per cent.

Under our strategy to create a springboard for future deposits growth, we continued to target the affluent personal customer segment, achieving a 77.0 per cent rise in Prestige Banking customers compared with a year earlier.

In the uncertain economic conditions, we took a prudent approach to lending - emphasising loan quality over business growth - resulting in a 12.9 per cent decline in customer advances. We further strengthened the management of credit risk and operational risk. Loan impairment charges were higher compared with the first half of 2008, but significantly lower compared with the second half. Deposits rose by 1.2 per cent.

Profit before tax recorded steady growth. Higher total operating income and a reduction in losses on the revaluation of US dollar capital funds against the renminbi were partly offset by the cost of network expansion, investment in human resources and the rise in loan impairment charges.

We continued to work with Industrial Bank to good effect. Our dual-branded credit card is now one of the favoured cards on the Mainland among younger generations and we are stepping up collaboration in areas such as wealth management and trade services.

Our cooperation with new strategic partner Yantai Bank Co., Ltd moved forward with the launch of its updated corporate image and tagline.

Including the share of profits from strategic partners, our Mainland business contributed 11.7 per cent to total profit before tax, compared with 9.4 per cent in the first half of 2008.

Looking Ahead

The global financial crisis that broke out in 2008 continues to pose challenges for business. Although major economies across the world have introduced stimulus measures, it is too soon to tell how successful such measures will be in driving sustainable growth momentum.

With
Hong Kong
's economy heavily reliant on trade, the outlook for the rest of the year and into 2010 remains cloudy. New investment projects and solid domestic consumption are helping to revive economic growth on the Mainland, although the pace is likely to be slower than that achieved in the past decade.

We will further enhance our product and service offerings to drive the expansion of our customer base - particularly among segments such as the affluent and young people - and provide greater choice for investors.

In mid July, our attractive promotion on IPO margin financing received an excellent customer response, with Personal Financial Services achieving a new high for stagging finance and a new high in the amount of financing applied for online - which reached 74 per cent. Towards the end of the month, we became the first financial institution in Hong Kong to obtain permission from the Financial Supervisory Commission in
Taiwan
 to make dual-listing applications with the Taiwan Stock Exchange for two of our exchange-traded funds (ETFs) - the Hang Seng Index ETF and the Hang Seng H-Share Index ETF.

Making full use of our distribution, product manufacturing and time-to-market strengths, we will continue to tailor financial services to meet customer needs in changing economic conditions.

Our strong cross-border capabilities and the expansion of our corporate wealth management proposition will help us deepen relationships with commercial customers and attract new business.

Treasury will continue to actively manage its portfolio to achieve an optimal mix of investments that strikes a good balance between risk and return.

We will further strengthen our profile on the Mainland through brand-building initiatives and strategic business collaboration with our local partners. Hang Seng
China
 will open more outlets in high-potential cities, focusing particularly on the Pearl River Delta region to take advantage of the new opportunities for business expansion provided under CEPA VI.

Businesses across the board will continue to be tested in the second half of 2009. With its highly respected brand and dedicated staff, Hang Seng is well positioned to overcome the obstacles that lie ahead and build on its competitive strengths to capture future opportunities for growth.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') reported an unaudited profit attributable to shareholders of HK$6,451 million for the first half of 2009, down 28.8 per cent compared with the first half of 2008. Despite the challenging macroeconomic environment and continuing difficulties in the financial markets, the group achieved growth of 28.1 per cent against the second half of 2008, due mainly to the HK$1,967 million reduction in loan impairment charges and other credit risk provisions. Earnings per share were HK$3.37, down HK$1.37 compared with the same period last year.

- Operating profit excluding loan impairment charges and other credit risk provisions fell by HK$1,939 million, or 20.8 per cent, to HK$7,361 million. Affected by the worldwide economic downturn and deteriorating operating conditions, net interest income and non-interest income both recorded significant declines. Operating expenses were contained at a lower level than last year.

-

Net interest income
 decreased by HK$977 million, or 11.8 per cent, despite the 4.2 per cent increase in average interest-earning assets. Markedly reduced deposit spreads and a lower contribution from net free funds in the near-zero interest rate environment outweighed the benefits from improved loan spreads.
Net interest margin
 for the first half of 2009 was 2.06 per cent - down 37 basis points compared with the same period last year. Net interest spread dropped by 21 basis points to 1.99 per cent and the contribution from net free funds declined by 16 basis points to 0.07 per cent.

-
Net fees and commissions income
dropped by HK$1,101 million, or 36.4 per cent, to HK$1,926 million, due largely to reduced demand for investment-related products as a result of negative market sentiment. The volatility in global equity markets and the unfavourable investment climate dampened investor activity, with income from sales of retail investment funds and third party structured investment products fell by 70.8 per cent and 98.3 per cent respectively. With lower stock market turnover, income generated from stockbroking and related services fell by 14.7 per cent. Private banking recorded a 74.0 per cent drop in fee income, reflecting the diminished client appetite for trading and structured products. To meet the insurance needs of customers, the group offered a comprehensive range of health and wealth insurance solutions for all life stages. This drove a 90.7 per cent rise in insurance fee income and helped to increase the group's market share to 16.3 per cent in terms of new business in the first quarter of the year. Credit card business also continued to gain market share in terms of cards in issue, spending and receivables and achieved encouraging fee income growth of 5.8 per cent.

- Trading income
improved by HK$276 million, or 36.4 per cent, to HK$1,035 million. Foreign exchange income registered significant growth of HK$395 million, or 73.8 per cent, attributable partly to increased trading net interest income from funding swaps and the continued strong customer demand for foreign exchanged-linked structured products. The rise was also driven by the reduced losses on the revaluation of certain US dollar capital funds - maintained in the bank's mainland subsidiary bank and subject to regulatory controls - against the renminbi. Securities, derivatives and other trading income dropped by HK$119 million, or 53.1 per cent, resulting from the shrinking demand for equity-linked investment products.

-
Income

from insurance business, including
net earned insurance premiums, net interest income, net fee income and net income from financial instruments designated at fair value, the change in present value of in-force business, and after deducting
net insurance claims incurred and movement in policyholders' liabilities, grew by HK$242 million, or 24.0 per cent, to HK$1,251 million. Life insurance business was ranked No. 2 in
Hong Kong
 in terms of direct new business, with a market share of 16.3 per cent for the first quarter of 2009. To cater for the increase in customer concerns about health issues, more emphasis was placed on products offering greater protection and medical coverage. Net interest income and fee income from life insurance business grew by 58.2 per cent, attributable mainly to the increase in the size of the investment portfolio. Investment returns on life insurance funds also improved significantly from a loss of HK$1,030 million in the first half of 2008 to a loss of HK$133 million in the first half of 2009.

- Net operating income

before loan impairment charges and other credit risk provisions decreased by HK$2,044 million, or 16.2 per cent, to HK$10,576 million.

- Operating expenses
 were reduced by HK$105 million, or 3.2 per cent, compared with the first half of 2008. With the deterioration in financial and economic conditions, the bank maintained strict cost control. Excluding mainland business, operating expenses dropped by 4.7 per cent, attributable largely to lower performance-related pay expenses and marketing expenditure. Mainland-related operating expenses rose by 9.1 per cent, reflecting the expansion of the bank's wholly owned mainland banking subsidiary, Hang Seng Bank (China) Limited ('Hang Seng China'), from 30 to 34 outlets as well as the increase in headcount from 1,312 to 1,411 in the last twelve months.

- Operating profit
was down by HK$2,372 million, or 26.0 per cent, to HK$6,740 million, after accounting for the HK$433 million increase in loan impairment charges and other credit risk provisions
in the uncertain economic conditions. Compared with the second half of 2008, operating profit grew strongly by HK$2,127 million, or 46.1 per cent, due mainly to the substantial reduction in loan impairment charges and other credit risk provisions as a result of the more stable financial markets and credit environment in the first half of 2009.

- Profit before tax
was down by 27.7 per cent at HK$7,618 million after taking the following items into account:

  a 77.6
   per cent (or HK$191 million) fall in
  gains less losses from financial investments and fixed assets
  ;
  a 73.8 per cent
  (or HK$169 million)
  decrease in
  net surplus on property revaluation
  ; and
  a 19.1 per cent
  (or HK$180 million)
  drop in
  share of profits from associates
  , mainly Industrial Bank Co., Ltd. ('Industrial Bank') and a property investment associated company.

Consolidated financial positions and key ratios

Total assets
 increased by HK$28.0 billion, or 3.7 per cent, to HK$790.1 billion. In light of the weak global economy and the fact that financial markets were still recovering from the credit crisis, Treasury continued to take a highly prudent approach in managing its accrual investments. Surplus funds arising from trading assets that matured in the first half of 2009 were redeployed to interbank placements and available-for-sale debt securities to attain yield enhancement in light of the more stable financial market. As a result, financial investments rose by 24.4 per cent - primarily in high-quality debt securities which included government guaranteed debt securities. Customer advances dropped slightly by 1.1 per cent, due mainly to the fall in mainland lending as Hang Seng China refined loan risk criteria to emphasise lending quality over business expansion in the uncertain credit environment. In a highly competitive market, the group was able to sustain a leading position in mortgage business, recording encouraging growth in its residential mortgage lending. Customer deposits rose by HK$24.7 billion, or 4.1 per cent, to HK$629.2 billion, reflecting customers' lukewarm attitude towards investment and a preference for liquidity in the uncertain market conditions. At 30 June 2009, the advances-to-deposits ratio was 51.7 per cent, compared with 54.4 per cent and 58.1 per cent at the end of December 2008 and June 2008 respectively.

As at 30 June 2009, shareholders' funds (excluding proposed dividends) were HK$51,158 million, an increase of HK$5,268 million, or 11.5 per cent. Retained profits rose by HK$3,564 million, reflecting the increase in attributable profit (excluding first and second interim dividends) for the first half of 2009. The available-for-sale investments reserve improved by HK$1,819 million, due mainly to the narrowing of credit spreads as a result of stabilisation in credit markets.

The
return on average total assets
 was 1.7 per cent, compared with 2.4 per cent and 1.3 per cent for the first and second halves of 2008 respectively. The return on average shareholders' funds
 was 25.1 per cent (32.8 per cent in the first half of 2008 and 18.7 per cent in the second half of 2008).

At 30 June 2009, the
capital adequacy ratio
 was 16.6 per cent, up from 12.5 per cent at the end of 2008. The core capital ratio
 was 13.1
 per cent, up from 9.5 per cent. The ratios were calculated in accordance with the internal ratings-based approach under the Banking (Capital) Rules issued by the Hong Kong Monetary Authority for the implementation of Basel II. Effective 1 January 2009, the bank has migrated to the 'advanced internal ratings-based approach' under the Basel II framework to calculate its capital ratios. The capital adequacy ratio and core capital ratio at 31 December 2008 were calculated using the 'foundation internal ratings-based approach'.
The strengthening of these ratios largely reflects profit growth after accounting for dividends in the first half of the year, the improvement in the available-for-sale debt securities reserve due to the narrowing of credit spreads and a change in calculation methodology.

The bank maintained a strong liquidity position. The
average liquidity ratio
 for the first half of 2009 was 47.5 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with 47.3 per cent for the first half of 2008.

The cost efficiency ratio for the first half of 2009 was 30.4 per cent, compared with 26.3 per cent and 32.5 per cent for the first and second halves of 2008 respectively.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 2 September 2009 to shareholders on the register of shareholders as of 18 August 2009. Together with the first interim dividend, the total distribution for the first half of 2009 will amount to HK$2.20 per share, the same as in the first half of 2008.

Customer group performance

	Personal					Total	Inter-
	Financial	Commercial	Corporate			Reportable	segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	Segment	elimination	Total

Half-year ended
30 June 2009

Net interest income	4,015	987	583	1,353	337	7,275	__	7,275
Net fee income/(expense)	1,294	524	79	(19)	48	1,926	__	1,926
Trading income/(loss)	317	115	10	616	(23)	1,035	__	1,035
Net loss from financial
instruments designated at
fair value	(170)	__	__	(9)	(16)	(195)	__	(195)
Dividend income	1	__	__	__	4	5	__	5
Net earned insurance premiums	6,549	108	1	__	__	6,658	__	6,658
Other operating income	264	15	1	__	307	587	(237)	350
Total operating income	12,270	1,749	674	1,941	657	17,291	(237)	17,054
Net insurance claims
incurred and movement in
policyholders' liabilities	(6,413)	(65)	__	__	__	(6,478)	__	(6,478)
Net operating income
before loan impairment
charges and other credit
risk provisions	5,857	1,684	674	1,941	657	10,813	(237)	10,576
Loan impairment charges
and other credit risk provisions	(274)	(263)	(82)	(2)	__	(621)	__	(621)
Net operating income	5,583	1,421	592	1,939	657	10,192	(237)	9,955
Total operating expenses ^	(2,278)	(733)	(157)	(137)	(147)	(3,452)	237	(3,215)
Operating profit	3,305	688	435	1,802	510	6,740	__	6,740
Gains less losses from
financial investments and fixed assets	96	53	14	(95)	(13)	55	__	55
Net surplus on property
revaluation	__	__	__	__	60	60	__	60
Share of profits from associates	66	339	__	310	48	763	__	763
Profit before tax	3,467	1,080	449	2,017	605	7,618	__	7,618
Share of profit before tax	45.5%	14.2%	5.9%	26.5%	7.9%	100.0%	__	100.0%

Operating profit excluding
loan impairment charges
and other credit risk provisions	3,579	951	517	1,804	510	7,361	__	7,361

^ Depreciation/amortisation
included in total operating
expenses	(82)	(15)	(4)	(2)	(162)	(265)	__	(265)

At 30 June 2009

Total assets	218,251	84,180	90,115	366,245	31,330	790,121	__	790,121
Total liabilities	542,284	106,419	32,593	27,141	28,423	736,860	__	736,860
Investments in associates	683	3,608	__	2,666	2,372	9,329	__	9,329

	Personal					Total	Inter-
	Financial	Commercial	Corporate			Reportable	segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	Segment	elimination	Total

Half-year ended
30 June 2008

Net interest income	4,295	1,211	442	1,536	768	8,252	__	8,252
Net fee income/(expense)	2,380	547	61	(17)	56	3,027	__	3,027
Trading income/(loss)	485	125	8	294	(153)	759	__	759
Net (loss)/income from
financial instruments
designated at fair value	(1,029)	(1)	__	6	__	(1,024)	__	(1,024)
Dividend income	17	5	__	__	32	54	__	54
Net earned insurance premiums	6,832	96	2	__	__	6,930	__	6,930
Other operating income/(loss)	435	24	__	(1)	300	758	(233)	525
Total operating income	13,415	2,007	513	1,818	1,003	18,756	(233)	18,523
Net insurance claims
incurred and movement
in policyholders' liabilities	(5,843)	(59)	(1)	__	__	(5,903)	__	(5,903)
Net operating income
before loan impairment
charges and other credit
risk Provisions	7,572	1,948	512	1,818	1,003	12,853	(233)	12,620
Loan impairment charges
and other credit risk provisions	(86)	(71)	(31)	__	__	(188)	__	(188)
Net operating income	7,486	1,877	481	1,818	1,003	12,665	(233)	12,432
Total operating expenses ^	(2,431)	(729)	(147)	(120)	(126)	(3,553)	233	(3,320)
Operating profit	5,055	1,148	334	1,698	877	9,112	__	9,112
Gains less losses from
financial investments and fixed assets	175	96	31	__	(56)	246	__	246
Net surplus on property
revaluation	__	__	__	__	229	229	__	229
Share of profits from associates	54	459	__	285	145	943	__	943
Profit before tax	5,284	1,703	365	1,983	1,195	10,530	__	10,530
Share of profit before tax	50.2%	16.2%	3.5%	18.8%	11.3%	100.0%	__	100.0%

Operating profit excluding
loan impairment charges
and other credit risk provisions	5,141	1,219	365	1,698	877	9,300	__	9,300

^ Depreciation/amortisation
included in total operating
expenses	(64)	(11)	(3)	(2)	(148)	(228)	__	(228)

At 30 June 2008

Total assets	210,593	93,416	85,595	320,004	38,308	747,916	__	747,916
Total liabilities	473,224	96,559	46,288	37,937	38,300	692,308	__	692,308
Investments in associates	379	2,412	__	1,923	2,435	7,149	__	7,149

	Personal					Total	Inter-
	Financial	Commercial	Corporate			Reportable	segment
Figures in HK$m	Services	Banking	Banking	Treasury	Other	Segment	elimination	Total

Half-year ended
31 December 2008

Net interest income	4,405	1,200	546	1,146	683	7,980	__	7,980
Net fee income/(expense)	1,316	519	66	(16)	57	1,942	__	1,942
Trading income/(loss)	258	120	10	347	(39)	696	__	696
Net (loss)/income from
financial instruments
designated at fair value	(14)	(1)	__	(16)	24	(7)	__	(7)
Dividend income	8	5	__	__	15	28	__	28
Net earned insurance premiums	5,303	117	1	__	__	5,421	__	5,421
Other operating income	4	30	2	5	371	412	(236)	176
Total operating income	11,280	1,990	625	1,466	1,111	16,472	(236)	16,236
Net insurance claims
incurred and movement
in policyholders' liabilities	(5,506)	(54)	__	__	__	(5,560)	__	(5,560)
Net operating income
before loan impairment
charges and other credit
risk Provisions	5,774	1,936	625	1,466	1,111	10,912	(236)	10,676
Loan impairment charges
and other credit risk provisions	(261)	(782)	(170)	(1,375)	__	(2,588)	__	(2,588)
Net operating income	5,513	1,154	455	91	1,111	8,324	(236)	8,088
Total operating expenses ^	(2,448)	(801)	(175)	(127)	(160)	(3,711)	236	(3,475)
Operating profit/(loss)	3,065	353	280	(36)	951	4,613	__	4,613
Gains less losses from
financial investments and fixed assets	(19)	(11)	__	(84)	135	21	__	21
Net surplus/(deficit) on
property revaluation	__	__	__	__	(150)	(150)	__	(150)
Share of profits/(losses) from associates	80	425	__	416	(57)	864	__	864
Profit before tax	3,126	767	280	296	879	5,348	__	5,348
Share of profit before tax	58.5%	14.4%	5.2%	5.5%	16.4%	100.0%	__	100.0%

Operating profit excluding
loan impairment charges
and other credit risk provisions	3,326	1,135	450	1,339	951	7,201	__	7,201

^ Depreciation/amortisation
included in total operating
expenses	(76)	(13)	(4)	(1)	(170)	(264)	__	(264)

At 31 December 2008

Total assets	211,092	85,791	93,570	345,920	25,795	762,168	__	762,168
Total liabilities	508,596	96,905	41,981	34,575	28,485	710,542	__	710,542
Investments in associates	501	3,194	__	2,784	2,391	8,870	__	8,870

Personal Financial Services ('PFS')
reported a profit before tax of HK$3,467 million for the first half of 2009, 34.4 per cent lower than same period last year but up 10.9 per cent on the second half, due mainly to the continuing impact of the unfavourable economic conditions and reduced customer appetite for wealth management investment services. Operating profit excluding loan impairment charges was down 30.4 per cent at HK$3,579 million but up 7.6 per cent compared with the second half of last year.

Despite lower interest spreads on deposits and secured lending in the low interest rate environment, net interest income was down only 6.5 per cent at HK$4,015 million, having benefited from improved investment returns on the insurance funds portfolio.

Unsecured lending business registered strong year-on-year growth of 16.5 per cent in operating income, due mainly to the expansion of credit cards in force as well as card spending and receivables. Working within closely monitored credit risk parameters, PFS grew its card base to 1.8 million, representing a year-on-year increase of 9.1 per cent. The bank's customer loyalty scheme and card utilisation programmes drove up card spending by 5.3 per cent to HK$27.5 billion - outperforming the market which shrank.

In the active property loans market, the bank maintained a leading position for total mortgage loans with a market share of 15.2 per cent as of June 2009.

Non-interest income was affected by weak investor sentiment at the start of 2009, falling by 43.8 per cent compared with the same period last year, but up 34.6 per cent on the second half. Fee income from the selling of investment products and private banking declined significantly compared with a year earlier. Nevertheless, securities turnover achieved robust growth, reaching a 17-month high of HK$52.3 billion in June 2009.

Life insurance recorded solid sales with year-on-year growth of 12.7 per cent in terms of policies in force. Total annualised premiums amounted to HK$13 billion - up 19.1 per cent compared with a year earlier. Against a backdrop of strong competition, life insurance products were revamped to include new embedded benefits, which helped drive an increase in market share to 16.3 per cent in terms of new business in the first quarter of the year.

PFS continued to expand the self-directed customer segment with innovative service propositions. Personal e-banking exceeded
920,000

registered customers in the first half of 2009 and enrolment for the e-Statement service grew by
23.2 per cent
. In May, the bank launched its pioneering mobile phone-based straight-through travel insurance application service.

Commercial Banking ('CMB')

contributed 14.2 per cent to the bank's total pre-tax profit in the first half of 2009, down 2.0 percentage points on a year earlier. Operating profit excluding loan impairment charges fell by 22.0 per cent to HK$951 million, due primarily to narrowing deposit spreads in the near-zero interest rate environment. With increased loan impairment charges in the poor economic environment and a lower contribution from associates, profit before tax dropped by 36.6 per cent to HK$1,080 million. In challenging market conditions, CMB managed to contain the upward trend in loan impairment charges by further refining its prudent credit policies to sharpen the focus on high-quality lending, reflected in the 40.8 per cent increase in profit before tax compared with the second half of last year.

Average customer advances fell by 4.9 per cent against the backdrop of the significant slowdown in global economic activity. Trade finance declined by 23.4 per cent, reflecting reduced export trade. In the changing credit environment, CMB actively managed its loans portfolio to improve pricing. However, falling deposit spreads dampened the positive effects of the 3.1 per cent rise in average customer deposits, leading to an overall decline of 18.5 per cent in net interest income.

CMB continued to leverage its strong customer relationships to expand corporate wealth management. Underpinned by a strengthened product suite and coordinated marketing efforts, CMB made good progress with growing corporate life insurance business, recording an encouraging 230.3 per cent rise in income. In response to the changing investment sentiment, CMB rapidly shifted its focus to 'back-to-basic' investments such as structured products and securities trading. This helped cushion the adverse effects of the slow investment environment, resulting in a drop of 14.7 per cent in corporate wealth management revenue. Corporate wealth management contributed 12.9 per cent of CMB's total operating income.

In line with the increasingly strong economic linkages between Hong Kong and the Mainland, CMB continued to pursue a strategy of offering one-stop seamless financial solutions to middle-market enterprises ('MMEs') through its cross-border commercial banking teams in Hong Kong, the Mainland and Macau.

Recognising the crucial role that small and medium-sized enterprises ('SMEs') have to play in driving the economy, the HKSAR Government launched a package of relief measures to support SMEs, including the SME Loan Guarantee Scheme ('SGS') and Special Loan Guarantee Scheme ('SpGS'). In support of the schemes, CMB launched a series of marketing campaigns, including print and radio advertisements, that included preferential offers, a pre-approved direct mailing programme and customer seminars. The Bank has approved over 3,400 applications with a total loan amount of more than HK$10 billion.

CMB continued to encourage customers to switch to online and automated channels to enable the more efficient use of bank resources. As at 30 June 2009, over 71,000 customers had registered for Business e-Banking services, up 22.7 per cent on a year earlier. During the same period, the number of online business transactions grew by 13.9 per cent and branch counter transactions fell by 17.4 per cent.

Corporate Banking ('CIB')
achieved an increase of 41.6 per cent in operating profit excluding loan impairment charges, driven largely by satisfactory growth of 31.9 per cent in net interest income. Compared with the second half of last year, operating profit excluding loan impairment charges was up 14.9 per cent. Advances to customers decreased slightly by 3.6 per cent compared with the end of last year, mainly due to fewer advances to manufacturing and real estate companies and hotels and restaurants. Profit before tax rose by HK$84 million, or 23.0

per cent, to HK$449

million.

Throughout the first half of 2009, CIB supported customers with new or renewed facilities while adjusting pricing in line with the credit environment. Net interest income from advances grew by 66.2 per cent.

CIB continued to focus on better yield transactions and remained active in financing the Mainland projects of Hong Kong-based corporations as well as working to expand its customer base.

Treasury ('TRY')
reported satisfactory year-on-year growth of 6.8 per cent in operating income, due mainly to stable interest margins on the balance sheet management portfolio under the bank's strategy of investing in selected high-quality securities. Operating income was up 32.4 per cent compared with the second half of last year. Net trading income for the first six months of 2009 doubled compared with the same period last year, providing momentum for operating income to outperform. The remarkable performance of net trading income was mainly attributable to the increase in trading net interest income from funding swaps and strong customer demand for foreign exchange-linked structured products.

Treasury's net interest income registered at HK$1,353 million for the first half of 2009, 11.9 per cent lower than same period last year. Including the net increase of HK$471 million in funding swa
p^
 income (described below) - which was recognised as foreign exchange income - net interest income rose by HK$288 million, or 22.7 per cent. In the face of an uncertain operating environment, Treasury continued its prudent risk management strategy by striving to achieve an optimal mix of income sources from accrual investments.

Net operating income after credit risk provisions registered satisfactory growth of 6.7 per cent, or HK$121 million. The improvement in global credit markets noted from the second quarter of 2009 saved the bank from suffering significant fair value losses and having to make further provisions for potential impairments.

Treasury also made good use of opportunities to dispose of higher-risk assets in the balance sheet management portfolio. This strategy significantly improved the credit quality and marked-to-market performance of the portfolio. However, with the accompanying disposal loss of HK$95 million, profit before tax recorded only modest growth of 1.7 per cent to HK$2,017 million - representing 26.5 per cent of the group's total profit before tax.

^
 Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Mainland business

At 30 June 2009, Hang Seng Bank (China) Limited ('Hang Seng China')
operated a network of 34 outlets in
Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin and Kunming. The bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in
Xiamen
.

In the uncertain credit environment, greater caution in extending new loans saw lending drop by 12.9 per cent compared to the end of 2008. Customer deposits rose slightly by 1.2 per cent, affected by customers' tightened liquidity and increased cautiousness towards foreign banks following the financial tsunami. Adverse market conditions notwithstanding, Hang Seng
China
 was able to maintain solid growth in its customer base, which increased by 14 per cent compared with 31 December 2008. The total number of Prestige Banking customers grew by 21 per cent. Total operating income rose by 19.9 per cent, with encouraging growth in net interest income and the reduced exchange losses upon the revaluation of US dollar capital funds against the renminbi partly offset by the reduction in other non-interest income.

Hang Seng
China
 continued to enrich and diversify its product offerings to cater for different market conditions and promote wealth management awareness among its target customers. Hang Seng
China
 is the only locally incorporated foreign bank to have launched partially protected renminbi equity linked investment products, offering debit cards and joining the bankcard association of China UnionPay. The award-winning 'Easy Touch' and the index-linked '
Ping

Pang

Range
' were launched in response to increased customer demand for capital protected investment products. Variations such as the transfer-in mortgage and guaranteed company mortgage loan were added to mortgage products to capture more business.

Hang Seng
China
 is striving to improve its network and business development efficiency by increasing its penetration in four key cities. Resources are also being redeployed to achieve greater management and operational efficiency. Management of credit risk and operational risk continues to be strengthened through proactive risk management practices.

The bank remains firmly committed to developing its mainland business, both through its own presence and long-term strategic relationships within strategic mainland partners. The bank's newest mainland associate, Yantai Bank Co., Ltd, began to contribute profit during the first half of 2009. Including the bank's share of profit from Industrial Bank Co., Ltd, mainland business contributed 11.7 per cent of total profit before tax, compared with 9.4 per cent for the first half of 2008.

Contents

The financial information in this news release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') for the six months ended 30 June 2009.

1
    Highlights of Results
2
    Chairman's Comment
4
    Chief Executive's Review
9
    Results Summary
13
    Customer Group Performance
19
    Mainland Business
20
    Contents
22
    Consolidated Income Statement
23
    Consolidated Statement of Comprehensive Income
24
    Consolidated Statement of Financial Position
25
    Consolidated Statement of Changes in Equity
27
    Consolidated Cash Flow Statement
28
    Financial Review
        28
    Net interest income
        30
    Net fee income
        31
    Trading income
        32
    Net loss from financial instruments designated at fair value
        32
    Other operating income
        33
    Analysis of income from wealth management business
        35
    Loan impairment charges and other credit risk provisions
        36
    Operating expenses
        37
    Gains less losses from financial investments and fixed assets
        38
    Tax expense
        39
    Earnings per share
        39
    Dividends per share
        39
    Segmental analysis
        42
    Cash and balances with banks and other financial institutions
        42
    Placings with and advances to banks and other financial institutions
        43
    Trading assets
        44
    Financial assets designated at fair value
        45
    Advances to customers
        46
    Loan impairment allowances against advances to customers
        47
    Impaired advances and allowances
        48
    Overdue advances
        49
    Rescheduled advances
        49
    Segmental analysis of advances to customers by geographical area
        50
    Gross advances to customers by industry sector
        52
    Financial investments
        54
    Investments in associates
        54
    Other assets
        54
    Current, savings and other deposit accounts
        55
    Certificates of deposit and other debt securities in issue
        55
    Trading liabilities
        56
    Other liabilities
        57
    Subordinated liabilities
        58
    Shareholders' funds
        59
    Capital resources management
        60
    Liquidity ratio
        61
    Reconciliation of cash flow statement
        62
    Contingent liabilities, commitments and derivatives
        66
    Statutory accounts and accounting policies
        67
    Comparative figures
        67
    Property revaluation
        67
    Foreign currency positions
        68
    Ultimate holding company
        68
    Register of shareholders
        68
    Proposed timetable for the remaining 2009 quarterly dividends
        69
    Code on corporate governance practices
        69
    Board of directors
        69
    News release

Consolidated Income Statement (unaudited)
	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Interest income	8,775	13,665	12,507
Interest expense	(1,500)	(5,413)	(4,527)
Net interest income	7,275	8,252	7,980
Fee income	2,327	3,368	2,336
Fee expense	(401)	(341)	(394)
Net fee income	1,926	3,027	1,942
Trading income	1,035	759	696
Net loss from financial
instruments designated at fair value	(195)	(1,024)	(7)
Dividend income	5	54	28
Net earned insurance premiums	6,658	6,930	5,421
Other operating income	350	525	176
Total operating income	17,054	18,523	16,236
Net insurance claims incurred and
movement in policyholders' liabilities	(6,478)	(5,903)	(5,560)
Net operating income before loan
impairment charges and
other credit risk provisions	10,576	12,620	10,676
Loan impairment charges and
other credit risk provisions	(621)	(188)	(2,588)
Net operating income	9,955	12,432	8,088
Employee compensation and benefits	(1,669)	(1,736)	(1,716)
General and administrative expenses	(1,281)	(1,356)	(1,495)
Depreciation of premises, plant
and equipment	(225)	(201)	(231)
Amortisation of intangible assets	(40)	(27)	(33)
Total operating expenses	(3,215)	(3,320)	(3,475)
Operating profit	6,740	9,112	4,613
Gains less losses from financial investments
and fixed assets	55	246	21
Net surplus/(deficit) on property revaluation	60	229	(150)
Share of profits from associates	763	943	864
Profit before tax	7,618	10,530	5,348
Tax expense	(1,167)	(1,466)	(313)
Profit for the period	6,451	9,064	5,035

Profit attributable to shareholders	6,451	9,064	5,035

Earnings per share (in HK$)	3.37	4.74	2.63
Details of dividends payable to shareholders of the bank attributable to the profit for the half year are set out on page 39.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:
	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2009	30 June 2008	31 December 2008

Interest income	8,545	13,376	12,223
Interest expense	(1,124)	(4,679)	(3,687)
Net interest income	7,421	8,697	8,536
Net interest income and expense reported as 'Net trading income'	(196)	(551)	(660)
Net interest income and expense reported as 'Net income
from financial instruments designated at fair value'	50	106	104

Consolidated Statement of Comprehensive Income (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Profit for the period	6,451	9,064	5,035

Other comprehensive income
Premises:
- unrealised surplus/(deficit) on
revaluation of premises	244	559	(388)
- deferred taxes	(40)	(90)	66
Available-for-sale investments reserve:
- fair value changes taken to equity:
-- on debt securities	1,934	(1,448)	(2,179)
-- on equity shares	28	(1,095)	(842)
- fair value changes transferred
from/(to) income statement:
-- on impairment	4	67	488
-- on hedged items	114	(22)	(474)
-- on disposal	(64)	(369)	(194)
- share of changes in equity of associates
-- fair value changes	73	(56)	(7)
- deferred taxes	(270)	170	247
Cash flow hedging reserve:
- fair value changes taken to equity	194	49	821
- fair value changes transferred to
income statement	(511)	(234)	(142)
- deferred taxes	48	30	(106)
Defined benefit plans:
- Actuarial gains/(losses) on defined
benefit plans	1,520	(506)	(2,510)
- deferred taxes	(251)	83	414
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	(12)	677	(55)
- others	5	5	__
Effect of decrease in tax rate on
deferred tax balance at 1 January 2008	__	30	__
Other comprehensive income for the
period, net of tax	3,016	(2,150)	(4,861)
Total comprehensive income
for the period	9,467	6,914	174

Total comprehensive income
for the period attributable to
shareholders	9,467	6,914	174
	9,467	6,914	174

Consolidated Statement of Financial Position (unaudited)

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

ASSETS
Cash and balances with banks and
other financial institutions	51,065	19,755	24,822
Placings with and advances to banks and
other financial institutions	55,223	136,534	69,579
Trading assets	84,517	13,689	108,389
Financial assets designated at fair value	6,025	12,607	7,798
Derivative financial instruments	4,927	6,043	7,104
Advances to customers	325,371	337,157	329,121
Financial investments	225,338	184,654	181,159
Investments in associates	9,329	7,149	8,870
Investment properties	2,716	2,776	2,593
Premises, plant and equipment	6,887	7,487	7,090
Interest in leasehold land held for own use
under operating lease	543	558	551
Intangible assets	3,621	3,297	3,385
Other assets	14,534	16,205	11,506
Deferred tax assets	25	5	201
Total assets	790,121	747,916	762,168

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	591,267	535,148	562,183
Deposits from banks	4,603	19,247	11,556
Trading liabilities	53,387	53,767	48,282
Financial liabilities designated at fair value	1,452	1,431	1,407
Derivative financial instruments	8,778	8,882	14,945
Certificates of deposit and other
debt securities in issue	2,294	4,026	2,772
Other liabilities	14,328	17,629	15,448
Liabilities to customers under
insurance contracts	49,479	38,737	43,835
Current tax liabilities	739	2,902	94
Deferred tax liabilities	1,221	1,184	711
Subordinated liabilities	9,312	9,355	9,309
Total liabilities	736,860	692,308	710,542

Equity
Share capital	9,559	9,559	9,559
Retained profits	36,082	37,358	32,518
Other reserves	5,517	6,588	3,813
Proposed dividends	2,103	2,103	5,736
Shareholders ' funds	53,261	55,608	51,626
Total equity and liabilities	790,121	747,916	762,168

Consolidated Statement of Changes in Equity
(unaudited)

	Halfyear to	Half-year to	Halfyear to
	30 June 2009	30 June 2008	31 December 2008
Figures in HK$m

Share capital
At beginning and end of period	9,559	9,559	9,559

Retained profits (including proposed dividends)
At beginning of period	38,254	38,609	39,461
Dividends to shareholders
- Dividends approved in respect of the previous year	(5,736)	(5,736)	__
- Dividends declared in respect of the current period	(2,103)	(2,103)	(4,206)
Transfer	45	59	62
Total comprehensive income for the period	7,725	8,632	2,937
	38,185	39,461	38,254

Other reserves
Premises revaluation reserve
At beginning of period	3,711	3,639	4,094
Transfer	(45)	(59)	(62)
Total comprehensive income for the period	204	514	(321)
	3,870	4,094	3,711

Availableforsale investment reserve
At beginning of period	(3,823)	1,892	(862)
Total comprehensive income for the period	1,819	(2,754)	(2,961)
	(2,004)	(862)	(3,823)

Cash flow hedging reserve
At beginning of period	562	144	(11)
Total comprehensive income for the period	(269)	(155)	573
	293	(11)	562

Foreign exchange reserve
At beginning of period	1,379	757	1,434
Total comprehensive income for the period	(12)	677	(55)
	1,367	1,434	1,379

	Halfyear to	Half-year to	Halfyear to
	30 June 2009	30 June 2008	31 December 2008
Figures in HK$m

Other reserve
At beginning of period	1,984	1,856	1,933
Cost of share-based payment arrangements	7	77	50
Total comprehensive income for the period	__	__	1
	1,991	1,933	1,984

Total equity
At beginning of period	51,626	56,456	55,608
Dividends to shareholders	(7,839)	(7,839)	(4,206)
Cost of share-based payment arrangements	7	77	50
Total comprehensive income for the period	9,467	6,914	174
	53,261	55,608	51,626

Consolidated Cash Flow Statement
 (unaudited)

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2009	2008

Net cash inflow/(outflow) from operating activities	102,831	(44,918)

Cash flows from investing activities

Dividends received from associates	358	258
Purchase of available-for-sale investments	(35,448)	(27,368)
Purchase of held-to-maturity debt securities	(130)	(134)
Proceeds from sale or redemption of
available-for-sale investments	26,397	84,669
Proceeds from redemption of held-to-maturity
debt securities	132	71
Purchase of fixed assets and intangible assets	(157)	(367)
Proceeds from sale of fixed assets and asset held for sale	__	233
Interest received from available-for-sale investments	2,142	5,218
Dividends received from available-for-sale investments	4	54
Net cash (outflow)/inflow from investing activities	(6,702)	62,634

Cash flows from financing activities

Dividends paid	(7,839)	(7,839)
Interest paid for subordinated liabilities	(86)	(205)
Net cash outflow from financing activities	(7,925)	(8,044)

Increase in cash and cash equivalents	88,204	9,672

Cash and cash equivalents at 1 January	76,116	113,474
Effect of foreign exchange rate changes	1,895	988
Cash and cash equivalents at 30 June	166,215	124,134

Financial Review

Net interest income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Net interest income/(expense) arising from:
- financial assets and liabilities that are
not at fair value through profit and loss	7,431	8,717	8,560
- trading assets and liabilities	(196)	(551)	(660)
- financial instruments designated
at fair value	40	86	80
	7,275	8,252	7,980

Average interest-earning assets	711,253	682,728	693,716

Net interest spread	1.99%	2.20%	2.10%
Net interest margin	2.06%	2.43%	2.29%

Despite a HK$28.5 billion, or 4.2 per cent, increase in average interest-earning assets to HK$711.3 billion, a 4.9 per cent rise in average customer deposits, and the shifting of time deposits to low-cost savings deposits, net interest income fell by HK$977 million, or 11.8 per cent, to HK$7,275 million.

Net interest margin
narrowed
by 37 basis points to 2.06 per cent. Net interest spread declined by 21 basis points to 1.99 per cent, mainly
caused by markedly reduced deposit spreads under the
current low
interest rate environment which offered
little room for the reduction o
f
 interest rates paid to customers. Volume growth was noted in the
average
balance of
mortgage lending,
with strong volume growth offsetting the effect of tighter spreads on mortgages in an intensely competitive market
. The increase in higher-yielding personal loans and credit cards also helped support net interest income revenue streams
.
I
nterest income from
 the

life insurance fund investments portfolio grew by
51.6
 per cent
.
 Including the net increase of HK$471 million in funding swap net interest income - which was recognised as a foreign exchange gain under trading income - the decrease in net interest income was reduced from HK$977 million to HK$506 million, or 6.3 per cent. Net interest margin on this basis dropped by 23 basis points to 2.12 per cent. This was contributed by the improvement in
yields from the Treasury's balance sheet management portfolio which
benefited from the steepening interest rate
yield
 curve and the successful strategy of investing in selective quality negotiable instruments.

The contribution from net free funds also dropped by 16 basis points to 0.07 per cent as a result of the decline in average market interest rates.

Compared with the second half of 2008, net interest income dropped by HK$705 million, or 8.8 per cent, with average interest-earning assets maintaining a stable growth of 2.5 per cent. Net interest margin was down by 23 basis points
.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Net interest income	7,421	8,697	8,536
Average interest-earning assets	653,655	664,892	664,610

Net interest spread	2.23%	2.33%	2.34%
Net interest margin	2.29%	2.63%	2.55%

Net fee income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

- Stockbroking and related services	689	808	551
- Retail investment funds	226	773	311
- Structured investment products	5	297	44
- Insurance	103	54	44
- Account services	143	141	141
- Private banking	46	177	57
- Remittances	101	107	105
- Cards	659	623	681
- Credit facilities	67	60	72
- Trade services	173	199	210
- Other	115	129	120
Fee income	2,327	3,368	2,336
Fee expense	(401)	(341)	(394)
	1,926	3,027	1,942

Net fee income dropped by HK$1,101 million, or 36.4 per cent, compared with the first half of 2008, to HK$1,926 million.

With the continuing unfavourable economic environment and subdued customer interest in investment products, income from retail investment funds and sales of structured investment products decreased substantially by 70.8 per cent and 98.3 per cent respectively. Against the backdrop of lower equity market turnover, income from stockbroking and related services decreased by 14.7 per cent. Private banking investment services fee income fell by 74.0 per cent, reflecting the reduced client appetite for trading and structured investment products.

Card services income was 5.8 per cent higher than in the same period last year and was broadly in line with the growth in average card balances. The bank's customer loyalty scheme and card utilisation programmes helped to drive up card spending in the first half of 2009 to outperform the shrinking market. The increase in merchant income was supported by year-on-year increases of 9.1 per cent in the number of cards in circulation and 5.3 per cent in cardholder spending.

Insurance income rose by 90.7 per cent, due mainly to the successful sale of HSBC Jade Global Universal Life product.

Compared with the second half of 2008, net fee income remained broadly unchanged. Higher income from insurance and stockbroking and related services was offset by the decrease in income from retail investment funds, structured investment products and trade services.

Trading income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Trading income:
- foreign exchange	930	535	849
- securities, derivatives and
other trading activities	105	224	(153)
	1,035	759	696

Trading income rose significantly by HK$276 million, or 36.4 per cent, to HK$1,035 million. Foreign exchange income increased by 73.8 per cent, due mainly to the favourable increase in net interest income from funding swaps and the decrease in exchange losses on Hang Seng
China
's US dollar capital funds upon revaluation against the renminbi. Normal foreign exchange trading, however, fell by 32.2 per cent.

Income from securities, derivatives and other trading was down by HK$119 million, due largely to decreased customer appetite for equity-linked structured products
.

Net loss from financial instruments designated at fair value

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Net loss on assets designated at fair value which back insurance and investment contracts	(170)	(1,030)	(15)
Net change in fair value of other financial instruments designated at fair value	(25)	6	8
	(195)	(1,024)	(7)

Net loss from financial instruments designated at fair value improved by HK$829 million, or 81.0 per cent, compared with the first half of 2008, to reach HK$195 million, reflecting the more stable financial markets in the first half of 2009 and the swapping of the equity component of the investment assets of the life insurance portfolios for high-quality debt securities in the second half of 2008.

Other operating income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Rental income from
investment properties	73	66	72
Movement in present value
of in-force long-term
insurance business	202	363	19
Other	75	96	85
	350	525	176

Analysis of income from wealth management business

Half-year ended		Half-year ended	Half-year ended
30 June		30 June	31 December
Figures in HK$m	2009	2008	2008

Investment income:
- retail investment funds	226	773	311
- structured investment product s^	204	689	193
- private bankin g^^	58	187	61
- securities broking and related services	689	808	551
- margin trading and others	76	52	67
	1,253	2,509	1,183
Insurance income:
- life insurance	1,089	862	521
- general insurance and others	162	147	167
	1,251	1,009	688
Total	2,504	3,518	1,871

^
Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

^^
Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth
management business remained muted during the first half of 2009, recording a 28.8 per cent decline in income. To cater for changing customer demands in the turbulent financial markets environment, the group rapidly shifted its focus to highly defensive products including life insurance. This resulted in an encouraging growth of 24.0 per cent in insurance income which partly offset the 50.1 per cent decline in investment income.

Income from retail investment funds and structured products has been adversely affected by the unfavourable investment climate and volatility in equity markets since the second half of 2008. The bank focused on offering a diverse variety of products with a focus on lower-risk yield enhancement but continuing investor caution saw investment funds turnover fall by 84.2 per cent and investment funds income decline by 70.8 per cent year on year. Structured investment products income dropped by 70.4 per cent compared with same period last year.

Following the stock market rebound in the second quarter of 2009, the bank's securities business gained momentum and grew its market share. Securities broking and related services income recorded a rebound as compared to the second half of 2008 - rising by 25.0 per cent but was down 14.7 per cent year on year. Securities turnover declined by 5.3 per cent compared with the same period last year. The bank also captured additional sales opportunities via its recently opened Securities Select Customer Trading Centre.

Private Banking was adversely affected by the weak investment sentiment. This led to fewer customer transactions and a 69.0 per cent decline in wealth management income in the first half of the year.

Leveraging its strong customer relationships and flexible wealth management strategy, the group was successful in sustaining business by focusing on defensive products that provided investors with stable returns in the uncertain market conditions
. A comprehensive range of health and wealth insurance solutions for all life stages enabled life insurance sales to remain resilient. Despite the intensely competitive environment, the Group achieved an increase in life insurance market share to 16.3 per cent in terms of direct new business for the first quarter of 2009 and was the No. 2 provider in
Hong Kong
. Total policies in force grew by 12.7 per cent year-on-year and annualised premiums increased by 19.1 per cent. A mobile phone-based straight-through travel insurance
enrolment service was launched

during the first half of the year to
 supplement
the bank's
 proven e-channel
. This pioneering service provides a timely and convenient way for customers to enrol for travel cover prior to departing on a trip.

General insurance income increased by 10.2 per cent to HK$162 million
.

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Life insurance:
- net interest income and fee income	951	601	799
- investment returns on life insurance
f unds	(133)	(1,030)	(35)
- net earned insurance premiums	6,502	6,774	5,249
- claims, benefits and surrenders paid	(948)	(300)	(376)
- movement in policyholders' liabilitie s^	(5,496)	(5,555)	(5,148)
- reinsurers' share of claims incurred and
movement in policyholders' liabilities	11	9	13
- movement in present value of in-force
long-term insurance business	202	363	19
	1,089	862	521
General insurance and others	162	147	167
Total	1,251	1,009	688

^
 Including premium and investment reserves

Loan impairment charges and other credit risk provisions

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Loan impairment charges:
- individually assessed	(288)	(56)	(869)
- collectively assessed	(333)	(132)	(344)
	(621)	(188)	(1,213)
Of which:
- new and additional	(709)	(278)	(1,245)
- releases	61	60	6
- recoveries	27	30	26
	(621)	(188)	(1,213)

Other credit risk provisions	-	-	(1,375)

Loan impairment charges and other
credit risk provisions	(621)	(188)	(2,588)

Loan impairment charges and other credit risk provisions increased by HK$433 million to HK$621 million year-on-year. As compared to the second half of 2008, loan impairment charges and other credit risk provisions decreased significantly by HK$1,967 million, or 76.0 per cent, due mainly to the HK$1,
375
 million reduction in other credit risk provisions
 as a result of
the write down of the carrying value of
certain available-for-sale debt securities in
the
second half of 2008
.

Individually assessed provisions rose by HK$232 million due mainly to the
downgrad
e
of certain corporate and commercial banking customers.

Collectively assessed provisions rose by HK$201 million due largely to the rise in credit card
delinquencies against the background of higher card spending and the unfavourable credit environment. Impairment provisions for personal loan portfolios increased in line with the rising bankruptcy trend
and allowances for loans not individually identified as impaired also increased as a result of higher historical loss rates to reflect the turbulence in the global credit markets.

Operating expenses

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Employee compensation and benefits:
- salaries and other costs	1,401	1,351	1,466
- performance-related pay	123	301	161
- retirement benefit costs	145	84	89
	1,669	1,736	1,716
General and administrative expenses:
- rental expenses	218	203	220
- other premises and equipment	442	422	504
- marketing and advertising expenses	174	242	274
- other operating expenses	447	489	497
	1,281	1,356	1,495
Depreciation of business premises
and equipment	225	201	231
Amortisation of intangible assets	40	27	33
	3,215	3,320	3,475

Cost efficiency ratio	30.4%	26.3%	32.5%

	At 30 June	At 30 June	At 31 December
Staff number s^ by region	2009	2008	2008
Hong Kong	7,972	8,240	8,256
Mainland	1,411	1,312	1,450
Others	55	58	58
Total	9,438	9,610	9,764
^

Full-time equivalent

Operating expenses fell by HK$105 million, or 3.2 per cent, compared with the first half of 2008, reflecting the bank's cost discipline in the difficult operating environment. Excluding mainland business, operating expenses fell by 4.7 per cent.

E
mployee compensation and benefits
 decreased by HK$67 million, or 3.9 per cent. Sa
laries and other costs increased by
3.7
 per cent,
reflecting
the increase in
average
headcount and other staff
-
related cost
s
.
 Performance-related pay expenses declined
 substantially
by 59.1 per cent while retirement benefit costs increased due to a reduction in the assumed investment return
at the end of 200
8
. General and administrative expenses decreased by 5.5 per cent, attributable to c lose cost management
in marketing and advertising, although this was partly offset by rising rental expenses and other premises and equipment costs. Rental expenses rose due to increased rents for branches in Hong Kong as well as new branches on the Mainland and the bank's large office premises in
Kowloon

Bay
. Depreciation charges rose by 11.9 per cent, reflecting
 the
acquisition of equipment, fixtures and fittings for the bank's
Kowloon

Bay
 office and Head Office in Central.

The group's number of full-time equivalent staff dropped by 326 compared with 2008 year-end - mainly from
Hong Kong
 operations. The headcount number was closely monitored and gradually reduced through natural attrition. Headcount for mainland operations remained static when compared with last year-end.

The cost efficiency ratio for the first half of 2009 was 30.4 per cent, compared with 26.3 per cent for the first half of 2008, due primarily to the reduction in net operating income before impairment charges and other credit risk provisions.

Gains less losses from financial investments and fixed assets

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Net gains from disposal of
available-for-sale equity securities	159	369	277

Net losses from disposal of
available-for-sale debt securities	(95)	__	(83)

Impairment of available-for-sale
equity securities	(4)	(118)	(166)

Gains less losses on disposal of
fixed assets	(5)	(5)	(7)
	55	246	21

Gains less losses from financial investments and fixed assets amounted to HK$55 million, a decrease of HK$191 million compared with the first half of 2008. As the group disposed of the majority of its equity holdings in 2008, net gains from the disposal of available-for-sale equity securities decreased by HK$210 million, or 56.9 per cent. I mpairment charges for certain available-for-sale equity securities also decreased by HK$114 million, or 96.6 per cent, as a result of the disposal in equity holdings.

Tax expense

Taxation in the consolidated income statement represents:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2009	2008	2008

Current tax - provision for
Hong Kong profits tax
Tax for the period	977	1,447	720
Adjustment in respect of
prior periods	(3)	(13)	(337)

Current tax - taxation outside Hong Kong

Tax for the period	3	5	(26)

Deferred tax
Origination and reversal of
temporary differences	190	75	(44)
Effect of decrease in tax rate
on deferred tax balances
at 1 January 2008	__	(48)	__
Total tax expenses	1,167	1,466	313

The current tax provision is based on the estimated assessable profit for the first half of 2009, and is determined for the bank and its subsidiaries operating in Hong Kong by using the
Hong Kong
 profits tax rate of 16.5 per cent (same as 2008). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Earnings per share

The calculation of earnings per share for the first half of 2009 is based on earnings of HK$6,451 million (HK$9,064 million and HK$5,035 million for the first and second halves of 2008 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2008).

Dividends per share

	Half-year ended		Half-year ended		Half-year ended
		30 June		30 June	31 December
		2009		2008		2008
	HK$	HK$m	HK$	HK$m	HK$	HK$m
	per share		per share		per share

First interim	1.10	2,103	1.10	2,103	__	__
Second interim	1.10	2,103	1.10	2,103	__	__
Third interim	__	__	__	__	1.10	2,103
Fourth interim	__	__	__	__	3.00	5,736
	2.20	4,206	2.20	4,206	4.10	7,839

Segmental analysis

The group's
 business comprises five customer groups.
On first-time adoption of HKFRS 8 'Operating segments' and in a manner consistent with the way in which information is reported internally for the purposes of resource allocation and performance assessment, the group has identified the following five reportable segments.

Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

(a) Segment result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected in other operating income for the 'Other' customer group and total operating expenses for the respective customer groups.

Profit before tax contributed by the customer groups for the periods stated is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on page 13.

	Personal					Total
	Financial	Commercial	Corporate			Reportable
Figures in HK$m	Services	Banking	Banking	Treasury	Other	Segment

Half-year ended 30 June 2009

Profit before tax	3,467	1,080	449	2,017	605	7,618
Share of profit before tax	45.5%	14.2%	5.9%	26.5%	7.9%	100.0%

Half-year ended 30 June 2008

Profit before tax	5,284	1,703	365	1,983	1,195	10,530
Share of profit before tax	50.2%	16.2%	3.5%	18.8%	11.3%	100.0%

Half-year ended 31 December 2008

Profit before tax	3,126	767	280	296	879	5,348
Share of profit before tax	58.5%	14.4%	5.2%	5.5%	16.4%	100.0%

(b)
    Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

			Mainland
Figures in HK$m	Hong Kong	Americas	and other	Total

Half-year ended 30 June 2009

Income and expense
Total operating income	16,058	499	497	17,054
Profit before tax	6,391	449	778	7,618
At 30 June 2009

Total assets	680,589	60,265	49,267	790,121
Total liabilities	707,734	1,169	27,957	736,860
Contingent liabilities and commitments	193,094	__	15,786	208,880

Half-year ended 30 June 2008

Income and expense
Total operating income	16,789	1,296	438	18,523
Profit before tax	8,410	1,273	847	10,530
At 30 June 2008

Total assets	620,326	74,177	53,413	747,916
Total liabilities	658,663	3,453	30,192	692,308
Contingent liabilities and commitments	207,082	__	12,417	219,499

Half-year ended 31 December 2008

Income and expense
Total operating income	14,592	1,082	562	16,236
Profit before tax	4,424	498	426	5,348
At 31 December 2008

Total assets	656,411	55,365	50,392	762,168
Total liabilities	680,296	1,238	29,008	710,542
Contingent liabilities and commitments	196,778	__	13,464	210,242

Cash and balances with banks and other financial institutions

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Cash in hand	3,621	3,099	3,696
Balances with central banks	31,637	2,049	2,426
Balances with banks and
other financial institutions	15,807	14,607	18,700
	51,065	19,755	24,822

Placings with and advances to banks and other financial institutions

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Placings with and advances to
banks and other financial institutions
maturing within one month	28,456	99,200	47,025
Placings with and advances to banks
and other financial institutions
maturing after one month	26,767	37,334	22,554
	55,223	136,534	69,579

Trading assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Treasury bills	79,426	6,732	103,621
Other debt securities	4,340	5,413	4,750
Debt securities	83,766	12,145	108,371
Equity shares	1	6	__
Total trading securities	83,767	12,151	108,371
Othe r^	750	1,538	18
Total trading assets	84,517	13,689	108,389

Debt securities:
- listed in Hong Kong	2,872	4,454	3,631
- listed outside Hong Kong	153	431	269
	3,025	4,885	3,900
- unlisted	80,741	7,260	104,471
	83,766	12,145	108,371
Equity shares:
- listed in Hong Kong	1	6	__

Total trading securities	83,767	12,151	108,371

Debt securities:
Issued by public bodies:
- central governments and central banks	83,168	11,049	107,428
- other public sector entities	373	379	378
	83,541	11,428	107,806
Issued by other bodies:
- banks and other financial institutions	80	401	306
- corporate entities	145	316	259
	225	717	565
	83,766	12,145	108,371
Equity shares:
Issued by corporate entities	1	6	__
Total trading securities	83,767	12,151	108,371

^
This represents amount receivable from counterparties on trading transactions not yet settled.

With the severe turbulence in the financial markets and interventions by various governments and central banks to stabilise their financial systems in the second half of 2008, the bank has preserved its liquidity and yield by deploying surplus funds from matured available-for-sale securities and short-term interbank placements to high quality trading debt securities in late 2008. These trading securities are mostly in the form of treasury bills with short tenors issued by governments. During the first half of 2009, Treasury redeployed the surplus funds upon the maturity of trading assets to interbank placements and available-for-sale debt securities to achieve yield enhancement while prudently managing risk in the more stable financial markets and credit environment experienced in the first half of 2009. As a result, trading securities declined by HK$24,604 million, or 22.7 per cent, to HK$83,767 million when compared with last year-end.

Financial assets designated at fair value

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Certificates of deposit	139	190	163
Other debt securities	5,481	9,813	7,273
Debt securities	5,620	10,003	7,436
Equity shares	405	2,604	362
	6,025	12,607	7,798

Debt securities:
- listed in Hong Kong	559	1,233	834
- listed outside Hong Kong	271	2,006	1,004
	830	3,239	1,838
- unlisted	4,790	6,764	5,598
	5,620	10,003	7,436
Equity shares:
- listed in Hong Kong	34	1,759	26
- listed outside Hong Kong	54	115	57
	88	1,874	83
- unlisted	317	730	279
	405	2,604	362
	6,025	12,607	7,798

Debt securities:
Issued by public bodies:
- central governments and central banks	556	2,298	924
- other public sector entities	409	623	564
	965	2,921	1,488
Issued by other bodies:
- banks and other financial institutions	4,441	5,589	5,317
- corporate entities	214	1,493	631
	4,655	7,082	5,948
	5,620	10,003	7,436
Equity shares:
Issued by corporate entities	405	2,604	362
	6,025	12,607	7,798

Advances to customers

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Gross advances to customers	327,731	338,202	331,164
Less:
Loan impairment allowances:
- individually assessed	(1,492)	(415)	(1,241)
- collectively assessed	(868)	(630)	(802)
	325,371	337,157	329,121

Included in advances to customers are:
- Trade bills	2,773	3,676	2,899
Less: loan impairment allowances	(39)	(12)	(30)
	2,734	3,664	2,869

Loan impairment allowances against advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2009	1,241	802	2,043
Amounts written off	(29)	(283)	(312)
Recoveries of advances
written off in previous years	9	18	27
New impairment allowances
charged to income statement	358	351	709
Impairment allowances released
to income statement	(70)	(18)	(88)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(17)	(2)	(19)
At 30 June 2009	1,492	868	2,360

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June	At 30 June	At 31 December
	2009	2008	2008
	%	%	%

Loan impairment allowances:
- individually assessed	0.46	0.12	0.37
- collectively assessed	0.26	0.19	0.24
Total loan impairment allowances	0.72	0.31	0.61

Total loan impairment allowances as a percentage of gross advances to customers was 0.72 per cent at 30 June 2009, 0.11 percentage points higher than at the end of 2008. Individually assessed allowances as a percentage of gross advances rose by 0.09 percentage points to 0.46 per cent, reflecting the downgrading of certain corporate and commercial banking customers as a result of the weak credit environment
.

Impaired advances and allowances

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Gross impaired advances	3,742	1,391	3,404
Individually assessed allowances	(1,492)	(415)	(1,241)
	2,250	976	2,163

Individually assessed allowances
as a percentage of
gross impaired advances	39.9%	29.8%	36.5%

Gross impaired advances
as a percentage of gross
advances to customers	1.1%	0.4%	1.0%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired advances rose by HK$338 million, or 9.9 per cent, to HK$3,742 million compared with last year-end, with the downgrade of certain commercial banking accounts partly offset by the write-off of irrecoverable balances against impairment allowances and customer repayments. Gross impaired advances as a percentage of gross advances to customers was 1.1 per cent
, broadly in line with the end of 2008.

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008
			(restated)
Gross individually assessed
impaired advances	3,650	1,300	3,297
Individually assessed allowances	(1,492)	(415)	(1,241)
	2,158	885	2,056

Gross individually assessed
impaired advances
as a percentage of
gross advances to customers	1.1%	0.4%	1.0%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired advances to customers	2,105	848	1,927

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance has been included.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2009		2008		2008
	HK$m	%	HK$m	%	HK$m	%

Gross advances to customers which have
been overdue with
respect to either principal
or interest for periods of:
- more than three months but not more than six
months	628	0.2	217	0.1	340	0.1
- more than six months but not more than one
year	830	0.3	164	__	419	0.1
- more than one year	500	0.1	336	0.1	311	0.1
	1,958	0.6	717	0.2	1,070	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances rose by 83.0 per cent to HK$1,958 million at 30 June 2009. Overdue advances as a percentage of gross advances to customers stood at 0.6 per cent, higher than last year's end by 0.3 percentage points.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2009		2008		2008
	HK$m	%	HK$m	%	HK$m	%
Rescheduled advances
to customers	666	0.2	272	0.1	281	0.1

Rescheduled advances are those advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances (page 48).

Rescheduled advances increased by HK$385 million, or 137.0 per cent, to HK$666 million at 30 June 2009, representing 0.2 per cent of gross advances to customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 30 June 2009, over 90 per cent (over 90 per cent at 30 June 2008 and 31 December 2008) of the group's advances to customers, including related impaired advances and overdue advances, were classified under
Hong Kong
. There was no geographical segment other than
Hong Kong
 to which the bank's advances to customers is not less than 10 per cent of total loans and advances.

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

	At 30 June	At 30 June	At 31 December
	2009	2008	2008
Figures in HK$m

Gross advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	22,865	20,658	25,314
Property investment	66,060	62,251	66,179
Financial concerns	2,130	2,468	3,146
Stockbrokers	2,736	313	526
Wholesale and retail trade	6,489	6,875	6,183
Manufacturing	11,350	13,767	12,828
Transport and transport equipment	8,031	8,837	8,400
Recreational activities	28	235	26
Information technology	1,265	1,051	1,075
Other	25,348	20,380	21,553
	146,302	136,835	145,230
Individuals
Advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	15,740	17,934	16,739
Advances for the purchase of other
residential properties	91,656	94,792	89,669
Credit card advances	12,780	11,685	12,841
Other	10,992	13,698	11,892
	131,168	138,109	131,141
Total gross advances for
use in Hong Kong	277,470	274,944	276,371
Trade finance	18,878	25,206	19,039
Gross advances for
use outside Hong Kong	31,383	38,052	35,754
Gross advances to customers	327,731	338,202	331,164

Gross advances to customers fell slightly by HK$3.4 billion, or 1.0 per cent, to HK$327.7 billion compared with the previous year-end.

Loans for use in
Hong Kong
 increased by HK$1.1 billion, or 0.4 per cent. Lending to property development, property investment and financial concerns (including financial vehicles) declined, due mainly to the repayment of certain existing large loans. Lending to stockbrokers increased by HK$2.2 billion, reflecting IPO-related financing. In the face of the deepening global financial crisis last year, the Hong Kong Government launched two government-guaranteed schemes - the SME Loan Guarantee Scheme ('SGS') and the Special Loan Guarantee Scheme ('SpGS') - to facilitate financial institutions in supporting SMEs in challenging credit conditions. The bank actively promoted these schemes to its existing clientele and potential new customers. This bolstered loan growth to wholesale and retail trade companies and partly offset the decline in lending to manufacturing companies that arose from large repayments of existing loans in the first half of the year. Growth in lending to 'Other' was mainly pick-ups of certain new financing of large corporate customers.

Lending to individuals was maintained at broadly the same level as last year-end. Excluding the fall in Government Home Ownership Scheme ('GHOS') mortgages, lending to individuals grew by 0.9 per cent. Despite price competition, the bank was able to sustain a leading position in the mortgage market by offering comprehensive mortgage consultancy and e-mortgage services. Residential mortgage lending to individuals recorded growth of 2.2 per cent. Credit card advances remained flat while other loans to individuals fell by 7.6 per cent, reflecting the decrease in unsecured lending as a result of the bank's prudent management of credit risk.

Despite the significant contraction in global trade activity, trade finance only decreased by 0.8 per cent, reflecting the strength of our seamless financial services proposition that covers Hong Kong, the Mainland and
Macau
.

Loans for use outside
Hong Kong
 decreased by HK$4.4 billion, or 12.2 per cent. In the uncertain credit environment, the group was more cautious in embarking on new loan business on the Mainland, resulting in a reduction in mainland lending. Trade finance on the Mainland also declined.

Financial investments

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Available-for-sale at fair value:
- debt securities	180,413	156,464	144,520
- equity shares	295	2,987	434
Held-to-maturity debt securities
at amortised cost	44,630	25,203	36,205
	225,338	184,654	181,159

Fair value of held-to-maturity debt securities	44,823	24,720	39,315

Treasury bills	35,778	3,796	9,927
Certificates of deposit	9,469	21,694	12,871
Other debt securities	179,796	156,177	157,927
Debt securities	225,043	181,667	180,725
Equity shares	295	2,987	434
	225,338	184,654	181,159

Debt securities:
- listed in Hong Kong	5,526	5,084	5,604
- listed outside Hong Kong	65,791	60,382	67,018
	71,317	65,466	72,622
- unlisted	153,726	116,201	108,103
	225,043	181,667	180,725
Equity shares:
- listed in Hong Kong	48	2,273	37
- listed outside Hong Kong	64	128	68
	112	2,401	105
- unlisted	183	586	329
	295	2,987	434
	225,338	184,654	181,159

Fair value of listed financial investments	71,398	67,798	73,048

Debt securities:
Issued by public bodies:
- central governments and central banks	44,478	8,617	16,643
- other public sector entities	9,463	3,902	4,353
	53,941	12,519	20,996
Issued by other bodies:
- banks and other financial institutions	154,640	156,105	144,167
- corporate entities	16,462	13,043	15,562
	171,102	169,148	159,729
	225,043	181,667	180,725
Equity shares:
Issued by corporate entities	295	2,987	434
	225,338	184,654	181,159

Debt securities by rating agency designation

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

AAA	86,125	14,753	40,775
AA- to AA+	67,826	91,449	71,511
A- to A+	58,544	62,230	56,296
B+ to BBB+	7,978	9,058	7,572
B and lower	151	-	160
Unrated	4,419	4,177	4,411
	225,043	181,667	180,725

Financial investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time.

Available-for-sale investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Financial investments rose by HK$44.2 billion, or 24.4 per cent, compared with last year-end. Investments were primarily in high-quality debt securities or debt securities guaranteed by governments, reflecting the bank's strategy to identify quality investment opportunities that enable it to optimise returns while prudently managing risk. At 30 June 2009, 98.0 per cent of the group's holdings of debt securities were assigned with investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and are guaranteed by their corresponding holding companies. These notes rank pari passu with all of the respective guarantor's other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets such as collateralised debt obligations, mortgage-backed securities and other asset-backed securities.

Investments in associates

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Share of net assets	8,782	6,848	8,314
Intangibles	119	__	157
Goodwill	428	301	399
	9,329	7,149	8,870

Investments in associates increased by HK$459 million, due mainly to the increase in the bank's share of net assets of
Industrial Bank Co., Ltd.

Other assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Items in the course of collection
from other banks	7,059	6,856	4,028
Prepayments and accrued income	2,263	3,072	2,711
Assets held for sale
- Repossessed assets	59	99	136
- Other assets held for sale	254	62	16
Acceptances and endorsements	3,388	3,834	3,090
Retirement benefit assets	64	88	30
Other accounts	1,447	2,194	1,495
	14,534	16,205	11,506

Current, savings and other deposit accounts

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Current, savings and
other deposit accounts:
- as stated in consolidated statement of
financial position	591,267	535,148	562,183
- structured deposits reported as
trading liabilities	28,306	31,067	29,785
	619,573	566,215	591,968
By type:
- demand and current accounts	43,594	37,674	36,321
- savings accounts	380,090	259,058	294,556
- time and other deposits	195,889	269,483	261,091
	619,573	566,215	591,968

Certificates of deposit and other debt securities in issue

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated statement of
financial position	2,294	4,026	2,772
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	7,329	9,867	9,716
	9,623	13,893	12,488

By type:
- certificates of deposit in issue	3,206	4,660	6,633
- other debt securities in issue	6,417	9,233	5,855
	9,623	13,893	12,488

Customer deposits and certificates of deposit and other debt securities in issue stood at HK$629.2 billion at 30 June 2009, a rise of 4.1 per cent over the end of 2008 and 8.5 per cent year on year. Higher growth was recorded in savings and current account balances, reflecting a shift from time deposits and customer preference for liquidity over other investments in the low interest rate environment. Structured deposits and other structured certificates of deposits and other debt securities in issue fell, due primarily to reduced demand for investment-related products as a result of the negative market sentiment. Deposits with Hang Seng China rose slightly by 1.2 per cent.

Trading liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Structured certificates of deposit and
other debt securities in issue	7,329	9,867	9,716
Structured deposits	28,306	31,067	29,785
Short positions in securities and other	17,752	12,833	8,781
	53,387	53,767	48,282

Other liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Items in the course of transmission
to other banks	5,644	7,951	4,583
Accruals	2,106	2,775	2,924
Acceptances and endorsements	3,388	3,834	3,090
Retirement benefit liabilities	2,071	1,098	3,532
Other	1,119	1,971	1,319
	14,328	17,629	15,448

Subordinated liabilities

		At 30 June	At 30 June	At 31 December
Figures in HK$m		2009	2008	2008

Nominal value	Description

Amount owed to third parties

HK$1,500 million	Callable floating rate
	subordinated notes
	due June 2015	1,499	1,497	1,498

HK$1,000 million	4.125 per cent callable
	fixed rate subordinated
	notes due June 2015	1,017	979	994

US$450 million	Callable floating rate
	subordinated notes
	due July 2016	3,479	3,498	3,478

US$300 million	Callable floating rate
	subordinated notes
	due July 2017	2,319	2,332	2,318

Amount owed to HSBC Group undertakings

US$260 million	Callable floating rate
	subordinated loan debt
	due December 2015	2,015	2,028	2,015
		10,329	10,334	10,303
Representing:
- measured at amortised cost		9,312	9,355	9,309
- designated at fair value		1,017	979	994
		10,329	10,334	10,303

There was no subordinated debt issued during the first half of 2009. The outstanding subordinated notes, which qualify as supplementary capital, serve to help the bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Share capital	9,559	9,559	9,559
Retained profits	36,082	37,358	32,518
Premises revaluation reserve	3,870	4,094	3,711
Cash flow hedging reserve	293	(11)	562
Available-for-sale investments reserve
- on debt securities	(2,191)	(2,214)	(4,137)
- on equity securities	187	1,352	314
Capital redemption reserve	99	99	99
Other reserves	3,259	3,268	3,264
Total reserves	41,599	43,946	36,331
	51,158	53,505	45,890
Proposed dividends	2,103	2,103	5,736
Shareholders' funds	53,261	55,608	51,626

Return on average shareholders' funds	25.1%	32.8%	18.7%

Shareholders' funds (excluding proposed dividends) grew by HK$5,268 million, or 11.5 per cent, to HK$51,158 million at 30 June 2009. Retained profits rose by HK$3,564 million, mainly reflecting the growth in attributable profit (excluding first and second interim dividends) during the period. The premises revaluation reserve increased by HK$159 million on the back of the rebound in the property market during second quarter of the year.

In accordance with accounting standards, available-for-sale debt and equity securities (other than held-to-maturity debt securities) should be measured at fair value. The carrying amounts of the various debt and equity securities are reviewed at the balance sheet date to determine whether there is any objective evidence of impairment. If evidence exists, the relevant carrying amount is reduced to the estimated recoverable amount by means of an impairment charge to the income statement.

The available-for-sale investments reserve for debt securities showed a deficit of HK$2,191 million compared with a deficit of HK$4,137 million at last year-end, reflecting the improvement and stabilisation in the global credit market and the disposal of high-risk assets under the bank's prudent risk management strategy. The group assessed that there were no impaired debt securities during the period, and accordingly, no impairment loss have been recognised.

The return on average shareholders' funds was 25.1 per cent, compared with 32.8 per cent and 18.7 per cent for the first and second halves of 2008 respectively.

There was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's securities during the first half of 2009.

Capital resources management

Analysis of capital base and risk-weighted assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2009	2008	2008

Capital base
Core capital:
- Share capital	9,559	9,559	9,559
- Retained profits	28,799	33,262	24,290
- Classified as regulatory reserve	(770)	(1,061)	(854)
- Less: deductible of core capital	(547)	(301)	(557)
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(6,709)	(6,430)	(6,330)
- Total core capital	30,332	35,029	26,108

Supplementary capital:
- Fair value gains on the revaluation
of property	3,608	3,750	3,465
- Fair value gains on the revaluation of available-for-sale
investment
and equity	612	507	649
- Collective impairment allowances	85	68	78
- Regulatory reserve	85	127	94
- Surplus provision	-	-	101
- Term subordinated debt	10,367	10,354	10,357
- Less: 50 per cent of total
unconsolidated investments and
other deductions	(6,709)	(6,430)	(6,330)
- Total supplementary capital	8,048	8,376	8,414

Total capital base after deductions	38,380	43,405	34,522

Risk-weighted assets
- Credit risk	191,308	272,701	235,576
- Market risk	1,476	2,333	1,684
- Operational risk	38,863	36,314	38,104
	231,647	311,348	275,364

Capital adequacy ratio	16.6%	13.9%	12.5%
Core capital ratio	13.1%	11.3%	9.5%

Capital ratios at 30 June 2009 were compiled in accordance with the Banking (Capital) Rules ('the Capital Rules') issued by the Hong Kong Monetary Authority ('HKMA') under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II, which came into effect on 1 January 2007. Having obtained approval from the HKMA to adopt the advanced internal ratings-based approach ('AIRB') to calculate the risk-weighted assets for credit risk from 1 January 2009, the bank used the AIRB approach to calculate its credit risk exposure at 30 June 2009. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively. The capital adequacy ratio and core capital ratio at 31 December 2008 were calculated using the foundation internal ratings-based approach ('FIRB'). On 30 June 2009, the capital adequacy ratio and core capital ratio were 16.6 per cent and 13.1 per cent, compared 12.5 per cent and 9.5 per cent at last year-end.
The strengthening of these ratios largely reflects profit growth after accounting for dividends in the first half of the year, the improvement in the available-for-sale debt securities reserve due to the narrowing of credit spreads and a change in calculation methodology.

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

In accordance with the HKMA guideline
Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting
, the group has earmarked a 'regulatory reserve' of HK$770 million (HK$1,061 million and HK$854 million at 30 June 2008 and 31 December 2008 respectively) from retained profits.

Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
	2009	2008	2008

The bank and its subsidiaries
designated by the HKMA	47.5%	47.3%	45.5%

Reconciliation of cash flow statement

(a)
    Reconciliation of operating profit to net cash flow from operating activities

	Half year ended	Half year ended
	30 June	30 June
Figures in HK$m	2009	2008

Operating profit	6,740	9,112
Net interest income	(7,275)	(8,252)
Dividend income	(5)	(54))
Loan impairment charges and other
credit risk provisions	621	188
Impairment of available-for-sale equity securities	4	118
Depreciation	225	201
Amortisation of intangible assets	40	27
Amortisation of available-for-sale investments	19	(333)
Amortisation of held-to-maturity debt securities	1	__
Advances written off net of recoveries	(285)	(192)
Interest received	6,132	7,021
Interest paid	(769)	(4,818)
Operating profit before changes in working capital	5,448	3,018
Change in treasury bills and certificates of deposit
with original maturity more than three months	(10,310)	9,223
Change in placings with and advances to banks
maturing after one month	(4,213)	(17,675)
Change in trading assets	92,246	(2,881))
Change in financial assets designated at fair value	37	(125)
Change in derivative financial instruments	(3,990)	3,069
Change in advances to customers	3,415	(28,797)
Change in other assets	(7,063)	(3,354)
Change in financial liabilities designated at fair value	22	(10)
Change in current, savings and other deposit accounts	29,084	(11,505)
Change in deposits from banks	(6,833)	(1,101))
Change in trading liabilities	5,105	5,616
Change in certificates of deposit and
other debt securities in issue	(478)	(1,659)
Change in other liabilities	3,161	4,724
Elimination of exchange differences
and other non-cash items	(2,489)	(3,435)
Cash generated from/(used in) operating activities	103,142	(44,892))
Taxation paid	(311)	(26)
Net cash inflow/(outflow) from operating activities	102,831	(44,918))

(b)
    Analysis of the balances of cash and cash equivalents

	At 30 June	At 30 June
Figures in HK$m	2009	2008

Cash and balances with banks and
other financial institutions	51,065	19,755
Placings with and advances to banks and other
financial institutions maturing within one month	27,539	96,126
Treasury bills	87,611	5,371
Certificates of deposit	__	2,882
	166,215	124,134

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 30 June 2009

Direct credit substitutes	3,063	3,063	1,659
Transaction-related contingencies	570	347	161
Trade-related contingencies	8,905	2,195	1,415
Forward asset purchases	27	27	27
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable ^	30,624	16,776	7,399
- unconditionally cancellable	149,008	51,948	12,208
	192,197	74,356	22,869

Exchange rate contracts:
Spot and forward foreign exchange	408,031	5,633	597
Other exchange rate contracts	36,469	1,390	371
	444,500	7,023	968

Interest rate contracts:
Interest rate swaps	219,022	3,121	402
Other interest rate contracts	142	1	__
	219,164	3,122	402

Other derivative contracts	13,090	852	86

^

The contract amount for undrawn formal standby facilities, credit lines and other commitments to lend with original maturity of 'not more than one year' and 'more than one year' were HK$16,748 million and HK$13,876 million respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 30 June 2008

Direct credit substitutes	3,554	3,554	1,775
Transaction-related contingencies	1,233	616	555
Trade-related contingencies	11,203	2,241	1,460
Forward asset purchases	196	196	196
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	33,121	23,389	8,318
- unconditionally cancellable	147,070	28,786	5,527
	196,377	58,782	17,831

Exchange rate contracts:
Spot and forward foreign exchange	487,800	7,351	1,852
Other exchange rate contracts	80,674	1,777	870
	568,474	9,128	2,722

Interest rate contracts:
Interest rate swaps	226,277	2,078	406
Other interest rate contracts	262	1	__
	226,539	2,079	406

Other derivative contracts	29,714	2,948	1,678

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amount	amount	amount

At 31 December 2008

Direct credit substitutes	4,174	4,174	2,132
Transaction-related contingencies	1,016	507	418
Trade-related contingencies	7,046	1,409	922
Forward asset purchases	59	59	59
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	23,708	15,992	6,389
- unconditionally cancellable	155,505	30,971	3,586
	191,508	53,112	13,506

Exchange rate contracts:
Spot and forward foreign exchange	500,166	7,364	1,872
Other exchange rate contracts	51,226	1,836	778
	551,392	9,200	2,650

Interest rate contracts:
Interest rate swaps	248,758	4,144	1,117
Other interest rate contracts	142	1	__
	248,900	4,145	1,117

Other derivative contracts	15,705	1,141	343

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which came into effect on 1 January 2007.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans.
As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 30 June 2009			At 30 June 2008			At 31 December 2008
Figures in HK$m	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging

Contract amounts:
Interest rate contracts	161,346	1,683	60,966	147,990	1,929	77,233	161,519	1,797	85,942
Exchange rate contracts	544,640	70	-	728,581	-	-	655,777	-	-
Other derivative contracts	16,728	-	-	49,454	747	-	21,168	-	-
	722,714	1,753	60,966	926,025	2,676	77,233	838,464	1,797	85,942

Derivative assets:
Interest rate contracts	1,780	29	724	981	6	562	2,121	31	1,410
Exchange rate contracts	2,132	-	-	2,873	-	-	3,300	-	-
Other derivative contracts	262	-	-	1,398	223	-	242	-	-
	4,174	29	724	5,252	229	562	5,663	31	1,410

Derivative liabilities:
Interest rate contracts	1,841	23	606	1,022	19	256	2,249	30	569
Exchange rate contracts	1,940	-	-	2,649	-	-	5,717	-	-
Other derivative contracts	4,368	-	-	4,924	12	-	6,380	-	-
	8,149	23	606	8,595	31	256	14,346	30	569

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Additional information

1.
    Statutory accounts and accounting policies

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2008 ('2008 accounts'), which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 2 March 2009.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Interim Report which will be published on the websites of The Stock Exchange of Hong Kong Limited and the bank on the date of the issue of this news release.

The news release has been prepared on a basis consistent with the accounting policies adopted in the 2008 accounts except for the following:

On 1 January 2009, the group adopted HKFRS 8 'Operating Segments' (HKFRS 8), which replaced HKAS 14 'Segment Reporting'. HKFRS 8 requires segment information to be reported using the same measure reported to the chief operating decision-maker for the purpose of making decisions about allocating resources to the segment and assessing its performance. The group's HKFRS 8 operating segments are determined to be customer group segments because the chief operating decision-maker uses customer group information in order to make decisions about allocating resources and assessing performance. The five operating segments, or customer groups, are: Personal Financial Services, Commercial Banking, Corporate Banking, Treasury, and 'Other'. Segment information provided to the chief operating decision maker is on HKFRS basis.

On 1 January 2009, the group adopted revised HKAS 1 'Presentation of Financial Statements' (HKAS 1). The revised standard aims to improve users' ability to analyse and compare information given in financial statements. The adoption of the revised standard has no effect on the results reported in the group's consolidated financial statements. It does, however, result in certain presentational changes in the group's primary financial statements, including:

  the presentation of all items of income and expenditure in two financial statements, the 'Income statement' and 'Statement of comprehensive income';
  the presentation of the 'Statement of changes in equity' as a financial statement, which replaces the 'Reserves' note on the financial statements; and
  the adoption of revised title 'Statement of financial position' for the 'Balance sheet'.

The group also adopted a number of insignificant amendments to standards and interpretations. These are described under note 7 of the 2008 Annual Report and Accounts.

2.
    Comparative figures

As a result of the application of HKAS 1 (revised 2007),
Presentation of financial statements
, certain comparative figures have been adjusted to conform with the current period's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in the additional information above and note 2 of 2009 Interim Report.

3.
    Property revaluation

A revaluation of Hang Seng's premises and investment properties in
Hong Kong
 was performed in June 2009 to reflect property market movements in the first half of 2009. The group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The net revaluation surplus for group premises amounted to HK$211 million of which HK$244 million was credited to premises revaluation reserve and HK$33 million was charged to the income statement. Revaluation gains of HK$93 million on investment properties were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$35 million and HK$15 million respectively.

The revaluation exercise also covered business premises/investment properties reclassified as properties held for sale. In accordance with HKFRS 5, there was no revaluation gain/loss recognised through the income statement.

4.
    Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. Net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 30 June 2009, the US dollar (US$) was the currency in which the group had non-structural foreign currency positions that were not less than 10 per cent of the total net position in all foreign currencies. The group also had a Chinese renminbi (RMB) structural foreign currency position, which was not less than 10 percent of the total net structural position in all foreign currencies.

	At 30 June		At 30 June		At 31 December
Figures in HK$m		2009		2008		2008
	US$	RMB	US$	RMB	US$	RMB
Non-structural position
Spot assets	220,606	36,442	211,580	41,181	240,624	37,665
Spot liabilities	(189,501)	(36,031)	(195,205)	(42,101)	(200,971)	(37,568)
Forward purchases	227,596	27,145	284,711	44,852	269,935	26,549
Forward sales	(251,599)	(27,633)	(298,470)	(45,877)	(303,047)	(27,082)
Net option position	2	__	(29)	__	(1)	__
Net long/(short) non-structural position	7,104	(77)	2,587	(1,945)	6,540	(436)

At 30 June 2009, the group's major structural foreign currency positions were in US$ and RMB.

	At 30 June		At 30 June		At 31 December
		2009		2008		2008
		% of		% of		% of
		total net		total net		total net
		structural		structural		structural
	HK$m	position	HK$m	position	HK$m	position
Structural positions
US dollar	285	2.0	287	2.2	285	2.0
Renminbi	13,589	96.3	12,265	96.0	13,343	96.5

5.
    Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned, subsidiary of HSBC Holdings plc.

6.
    Register of shareholders

The register of shareholders of the bank will be closed on Tuesday, 18 August 2009, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 17 August 2009. The second interim dividend will be payable on Wednesday, 2 September 2009 to shareholders whose names appear on the register of shareholders of the bank on Tuesday, 18 August 2009. Shares of the bank will be traded ex-dividend as from Friday, 14 August 2009.

7.
    Proposed timetable for the remaining 2009 quarterly dividends

	Third	Fourth
	interim dividend	interim dividend

Announcement	2 November 2009	1 March 2010
Book close and record date	17 November 2009	16 March 2010
Payment date	2 December 2009	31 March 2010

8.
    Code on Corporate Governance Practices

The bank is committed to high standards of corporate governance. The bank has followed the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority and all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30 June 2009.

The Audit Committee of the bank has reviewed the results for the six months ended 30 June 2009.

9.
    Board of Directors

As at 3 August 2009, the Board of Directors of the bank comprises Dr Raymond K F Ch'ien* (Chairman), Mrs
Margaret Leung
 (Vice-Chairman and Chief Executive), Mr Edgar D Ancona
#
, Mr John C C Chan*, Dr Marvin K T Cheung*, Mr
Alexander A Flockhart
#
, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo
#
, Mr Joseph C Y Poon, Mr Richard Y S Tang* and Mr Peter T S Wong
#
.

*
    Independent non-executive Directors
#
    Non-executive Directors

10.

News release

Copies of this news release may be obtained from Legal and Company Secretarial Services Department, Level 10,
83 Des Voeux Road
 Central,
Hong Kong
; or from the bank's website
www.hangseng.com
.

The 2009 Interim Report and Financial Statements, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of The Stock Exchange of Hong Kong Limited and the bank on the date of the issue of this news release. Printed copies of the 2009 Interim Report will be sent to shareholders in late August 2009.

Media enquiries to
:
Walter Cheung

      Telephone: (852) 2198 4020
Michelle Chan

    Telephone: (852) 2198 4236

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 03 August 2009